Exhibit (d)(30)(i)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

CBRE CLARION SECURITIES, LLC

THIS AMENDMENT is made as of September 1, 2012 to the Investment Sub-Advisory Agreement dated July 1, 2011, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and CBRE Clarion Securities, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Investment Sub-Advisory Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated July 1, 2011, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of September 1, 2012.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

CBRE CLARION SECURITIES, LLC

By:	/s/ David Makowicz
Name:	David Makowicz
Title:	COO

SCHEDULE A

Fund	Investment Subadvisory Fee*	Effective Date

Transamerica Global Real Estate Securities	0.40% of the first $250 million; 0.375% over $250 million up to $500 million; 0.35% over $500 million up to $1 billion; 0.30% in excess of $1 billion, less 50% of any amount reimbursed pursuant to the fund’s expense limitation.	September 1, 2012

*	As a percentage of average daily net assets on an annual basis.
**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Clarion Global Real Estate Securities VP, (a series of Transamerica Series Trust).